

June 2, 2010

By U.S. Mail and Facsimile to: (202) 739-3001

Lawrence Odell
Executive Vice President and General Counsel
First BanCorp.
1519 Ponce de León Avenue, Stop 23
Santurce, Puerto Rico 00908

> **Re:** **First BanCorp.**
> **Amendment No. 1 to Registration Statement on Form S-4 on Form S-1**
> **Filed May 24, 2010**
> **File No. 333-165252**

Dear Mr. Odell:

We have limited our review of your amended filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Registration Statement on Form S-4 on Form S-1

General

1. We note your response to prior comment 5. However, we continue to believe that the current proration mechanism described in the prospectus is inconsistent with Exchange Act Rule 13e-4(f)(3) since it will be based on the proration factor of the aggregate liquidation preference of all five series of Preferred Stock, treated together, as opposed to the liquidation preference of each series, treated separately.

2. We note that you have filed this amendment to Form S-4 on Form S-1. We also note that the EDGAR code for the filing is "S-4/A." Given that the filing is now

on Form S-1, please use "S-1/A" as the EDGAR code for future pre-effective amendments to the filing as long as you continue to register the offering on Form S-1.

Questions and Answers about the Exchange Offer, page 5

What is the purpose of the Exchange Offer?, page 5

3.   We note your response to comment 7 in our letter dated April 1, 2010 and your revised disclosure on page 5. Please revise to include a separate Q&A that addresses the additional capital strengthening initiatives that you are actively pursuing in addition to the Exchange Offer. Please discuss the current status of each of these initiatives, including details regarding any material terms that have been established, and whether the holders of shares of Preferred Stock are likely to know the results of these initiatives prior to the expiration of the Exchange Offer. Please also address why you have selected $500 million as the approximate amount of equity you intend to issue in your Capital Raise.

Risk Factors, page 23

We have not obtained a third-party determination that the terms…, page 44

4.   We refer to the statement that certain of your executive officers and directors own shares of Preferred Stock and they have not informed you whether they will participate in the Exchange Offer. Please revise this risk factor to articulate the risk that holders of Preferred Stock that elect to participate in the Exchange Offer may be doing so without being informed that certain executive officers and directors have elected not to participate in the Exchange Offer.

Description of Capital Stock, page 81

5.   We note that you incorporate the information required by Item 202 of Regulation S-K by reference to other documents. Please tell us how you concluded that you are permitted to incorporate this information by reference. Refer to General Instruction VII and Item 12 to Form S-1 and Rule 411(a). In the alternative, please revise to include the information required by Item 202 in the prospectus.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3770 with any questions.

Sincerely,

Todd Schiffman
Assistant Director

cc: Linda L. Griggs
        Gail A. Pierce
        Morgan, Lewis & Bockius LLP
         (By facsimile)